Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

March 8, 2004

From: Gene Ray

To: All Employees

Subject: Internal Review Update

As you may know, on Friday evening, The Titan Corporation updated the status of our previously announced review of our international consultants. In our press release, we confirmed that Titan has learned of allegations relating to certain payments and provisions of items of value to foreign officials, which, if true, raise questions as to whether Titan has violated the Foreign Corrupt Practices Act. Titan also announced that the Department of Justice has initiated a criminal inquiry into these matters. If you have not seen the press release, you will find it on our home page at www.titan.com.

I’m sure that many of you – as well as your families and friends — have questions and concerns about this matter, and I’d like to provide you with some thoughts as you go about the business of serving our customers during the course of your day-to-day jobs.

I want to emphasize that Titan is very proud of its reputation for and track record of excellence and commitment to upholding the highest ethical standards. All of our directors and members of executive management were distressed to learn of these allegations. Everything we have achieved as a company has been based upon your commitment to quality and the knowledge that no true success is achieved at the expense of compromising behavior. A cornerstone of our success is our continuous awareness of our moral responsibilities and obligations to our many customers, suppliers, subcontractors, fellow employees, and the communities in which we do business.

Issues that have been or are identified in connection with our review of our small international business (comprising only 2% of our revenues) and the actions of foreign agents must be thoroughly and aggressively investigated. We are doing exactly that in conducting our internal review under the oversight of a special committee of our board of directors, and we intend to continue to cooperate fully with the SEC and the Department of Justice in respect of the SEC’s investigation and the DOJ’s criminal inquiry. We also continue to coordinate closely with Lockheed Martin on these matters.

We understand that you may receive questions about this issue from customers and others who have read media reports about the subject.

If you receive any calls from members of the media, please refer the queries to Wil Williams, Vice President of Corporate Communications, at 858-552-9724; wwilliams@titan.com. If you receive any calls from customers, please refer them to your sector General Manager.

Your dedication continues to impress me, and I appreciate your tremendous efforts. As always, I want to thank you for continuing to work diligently to service our customers to the best of your ability

Best regards,

Gene

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on or about February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the

SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.